Filed by Advanced Photonix, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934, as amended
Subject Company: Advanced Photonix, Inc.
(Commission File No. 1-11056)
2925 Boardwalk Ann Arbor, MI 48104 734-864-5600 www.advancedphotonix.com

April 22, 2015

Dear Fellow Stockholder:

We are writing to you concerning the Special Meeting of Advanced Photonix, Inc. (“API”), which is scheduled for Friday, May 8, 2015. We ask that you vote “FOR” the adoption of the Agreement and Plan of Merger and Reorganization, dated January 30, 2015, by and among API, Luna Innovations Incorporated (“Luna”), and API Merger Sub, Inc., a wholly owned subsidiary of Luna, as amended from time to time (the “Merger Agreement”), and the approval of the transactions contemplated thereby.

Your Board of Directors has unanimously recommended that API stockholders vote “FOR” the adoption of the

Merger Agreement, and the approval of the transactions contemplated thereby, and the other proposals submitted to the API stockholders described in the joint proxy statement/prospectus, which was sent to you on or about April 1, 2015. We strongly encourage you to review the proposals for our Special Meeting, which are more fully described in the joint proxy statement/prospectus and the disclosures contained therein.

Our records indicate that we have not yet received your vote. Please take action now to vote your API shares by signing, dating and returning the enclosed proxy in the envelope provided, or by telephone or the internet. If you hold your shares at a bank or brokerage firm, you have the option to vote by signing, dating and returning the enclosed proxy in the envelope provided, by telephone or the internet by following the enclosed voting instructions.

Your vote is important, no matter how many shares of API you own. Please take action to vote today. Thank you for giving this important matter your immediate attention.

Sincerely,

Richard Kurtz President and CEO	Donald Pastor Chairman of the Board

If you have any questions about voting your shares, you may also contact The Proxy Advisory Group, LLC, which is assisting us in this matter, by calling 888-557-7699 (toll free) or 888-55-PROXY (toll free) or 212-610-2181.

April 22, 2015

No Offer or Solicitation

This letter is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Filed with the SEC and Where to Find It

Luna has filed with the SEC a registration statement on Form S-4 that includes a definitive joint proxy statement of Luna and API that also constitutes a definitive prospectus of Luna. The registration statement became effective on March 24, 2015. Luna and API mailed the joint proxy statement/prospectus to their respective stockholders in connection with the transaction on or about April 1, 2015.

INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT LUNA, API, THE TRANSACTION AND RELATED MATTERS.

Investors and stockholders may obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by Luna and API through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders may obtain free copies of the definitive joint proxy statement/prospectus and other documents filed by Luna with the SEC by contacting Luna at One Riverside Circle, Suite 400, Roanoke, VA 24016, Attention: Investor Relations or by calling 540-769-8400 and may obtain free copies of the definitive joint proxy statement/prospectus and other documents filed by API by contacting API at 2925 Boardwalk, Ann Arbor, Michigan 48104, Attention: Investor Relations or by calling 734-864-5699.

Participants in the Solicitation

Luna and API and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders described in the joint proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Luna and API in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the definitive joint proxy statement/prospectus filed with the SEC. Information regarding Luna’s directors and executive officers is contained in the definitive joint proxy statement/prospectus, filed by Luna with the SEC on March 25, 2015. Information regarding API’s directors and executive officers is contained in API’s Annual Report on Form 10-K for the year ended March 31, 2014, filed with the SEC on June 30, 2014, and its proxy statement on Schedule 14A, filed with the SEC on July 11, 2014, as well as the definitive joint proxy statement/prospectus, filed with the SEC on March 25, 2015.